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                                                              EXHIBIT (4)(c)(ii)

                    AMERICAN GENERAL LIFE INSURANCE COMPANY

                                   AMENDMENT


This Amendment has been added to and made a part of the Contract to which it is attached.

The provision entitled "Death Proceeds Before the Annuity Commencement Date" is hereby changed to read as follows:

     DEATH PROCEEDS BEFORE THE ANNUITY COMMENCEMENT DATE. If the Annuitant dies before the Annuity Commencement Date, and is survived by a Contingent Annuitant, this Contract will be continued with the Contingent Annuitant being named the Annuitant. This Contract may qualify for continuation under the "Distribution of Death Proceeds under Non-Qualified Contracts" provision. Otherwise, death proceeds will be paid as follows (unless the Owner has specified in Writing that death proceeds are to be paid in a different manner):

     (1) If the Annuitant dies, and no Contingent Annuitant survives, death proceeds will be paid to the Beneficiary designated by the Owner to receive proceeds;

     (2) If an Owner (other than a Joint Owner) dies, and this Contract is not being continued under the "Distribution of Death Proceeds under Non-Qualified Contracts" provision, death proceeds will be paid to the Beneficiary designated by the Owner to receive proceeds;

     (3) If a Joint Owner dies, death proceeds will be paid to the surviving Joint Owner, if living; otherwise, death proceeds will be paid to the person designated as Beneficiary if:

          (a) This Contract is not being continued under the "Distribution of Death Proceeds under Non-Qualified Contracts" provision; and

          (b) Joint Owners have not specified in writing that death proceeds are to be paid in a different manner.

     If the Annuitant or an Owner dies, the amount of the death proceeds will be the greatest of the following amounts:

     (1) The sum of all Net Purchase Payments (gross Purchase Payments less any applicable Premium Tax or other applicable tax) reduced upon a Partial Withdrawal in the same proportion as the reduction in Account Value;

     (2) The Account Value at the end of the Valuation Period on the date of receipt of proof of death and election of the manner of payment, less applicable Premium Taxes or other applicable tax charge; or

     (3) The Highest Anniversary Value prior to the date of death, determined as follows:

          (a) We will calculate the Account Values at the end of every Contract Anniversary that occurred prior to the deceased's 81/st/ birthday;

          (b) Each of the Account Values will be increased by the amount of Net Purchase Payments made since the end of such Contract Anniversaries;

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          (c)  The result will be reduced upon a Partial Withdrawal in the same proportion as the reduction in the Account Value.

     The Account Value is the value after deduction for fees. The Partial Withdrawal used in the determination of the Minimum Death Benefit is equal to the full withdrawal amount minus surrender charges. Net Purchase Payments are Purchase Payments less applicable taxes deducted at the time a Purchase Payment is made.

     The death proceeds will become payable when We receive:

     (1)  Proof of the Owner's or Annuitant's Death; and

     (2) A Written request from the Beneficiary for either a single sum or payment under an Annuity Option.

     If the Annuitant dies, and a Contingent Annuitant was named but predeceased the Annuitant, We will require proof of the Contingent Annuitant's death in addition to proof of the death of the Annuitant. We will pay a single sum to the Beneficiary unless an Annuity Option is chosen.

The effective date of this Amendment is March 31, 2000 or the Date of issue of the Contract, if later.



                                      /s/ RONALD H. RIDLEHUBER
                                     -------------------------
                                          President

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